Cane Clark LLP				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: sdoney@caneclark.com

March 27, 2006

Mr. Zafar Hasan
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:   AMERASIA KHAN ENTERPRISES, LTD.
      SB-2/A filed March 6, 2006
      File No. 333-130084
      Filed December 2, 2005

Dear Mr. Hasan:

We write on behalf of Amerasia Khan Enterprises, Ltd. (the “Company”) in response to Staff's letter of March 15, 2006 by Jeffrey Riedler, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, a Second Amended Registration Statement on Form SB-2 (the “Second Amended SB-2”). We enclose with this letter a copy of the Second Amended SB-2, plus a copy that has been redlined to show the changes from the previous filing.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the March 15, 2006 Comment Letter.

General
Prospectus Summary, p. 1

1.
You state that the revenues for the 2005 line were expected to be minimal because you were simply testing your operations. Is that true also for 2006 or are you expecting more substantial revenues pursuant to your new agreement?

In response to this comment, the Company revised its disclosure on page 35 to: (1) note that for the fiscal year ended March 31, 2006, there will be no additional revenue as the graduation season has passed, and (2) indicate that slightly higher revenue are projected in Fiscal 2007 as a result of the increase in order size pursuant to the agreement with Artona Group.

*Licensed Nevada, California, Washington and Hawaii Bars;
^ Nevada, Colorado and District of Columbia Bars
+ Nevada, Illinois, and Wisconsin State Bars ~Nevada

Risk Factors, p. 5
Because we are a start up company, we will incur higher expenses compared to revenues, and if we are unable to generate revenues to offset our expenses going forward, our business will fail. p. 5.

2.
We note your response to prior comment 17. However, we had asked you to disclose the types or categories of operating expenses that you anticipate will increase. Please revise your disclosure to include this information.

In response to this comment, the Company revised its disclosure on pages 7 and 34 to explain that its general operating overhead is expected to be consistent in the upcoming year, with the exception of professional fees which will increase as the Company fulfills its reporting requirements with the Securities and Exchange Commission.

Certain Relationships and Related Transactions, p. 28

3.
We note your responses to comments 28 and 29 and note your revised disclosure stating that the conversion rate considered the time and effort your officers and directors expended in developing your business plan and establishing the contacts necessary to progress your company. It appears from this disclosure that a portion of the shares issued should be recorded as executive compensation. Please revise your disclosure here, as well as in the executive compensation tables and financial statements.

In response to this comment, the Company has reclassified the expense on the financial statements to executive compensation.

Management’s Discussion and Analysis and/or Plan of Operation, page 33
Financial Condition, Liquidity and Capital Resources, page 34

4.	Please update your cash balances disclosure to the date of your latest balance sheet.

In response to this comment, the Company revised its disclosure on page 35 to disclosure cash balances as of February 28, 2006.

Financial Statements, page 40
Annual Financial Statements, page F-5
Note 1 - Summary of Accounting Policies, page F-10
Revenue Recognition, page F-10

5.
We acknowledge your response to our previous comment 42. As previously indicated, it appears that your agreement with Artona Group, Inc. provides for the sharing of gross rental profits, please clarify how the calculation of rental profits is determined and whether the agreement refers to your rental profit or the rental profit of your customer. Please revise your policy disclosure to address the recognition of contingent rental income or consideration given to a customer, as appropriate.

In response to this comment, the agreement with Artona Group will be clarified. Amerasia purchased and owns the rental assets consisting of gowns, caps and other miscellaneous items. The rental assets will be rented to Artona Group which in-turn will rent the items to various customers. The agreement sets Amerasia’s revenue from Artona Group rentals as a percent of Artona Group’s profits from rentals. Amerasia is to receive 50% of net profits for rentals in British Columbia and 40% of net profits for rentals outside of British Columbia. The net profit will be calculated as total rental income less any direct cost such as cleaning, labor, repairs or delivery. Artona Group will invoice and collect from their rental customers as well as pay any direct cost. If a situation should arise where direct cost exceeds rental income, Amerasia has agreed to reimburse Artona Group 100% of the overage. Artona Group will notify Amerasia of Amerasia’s portion or profits or overage costs upon the completion of the rental process. Amerasia will keep track of how many assets are given to Artona Group for rental as a way to track expected revenues based on estimates. Amerasia will record revenue or related cost at the time they are notified by Artona Group of there amount of profits to be received. Not until that point will the revenue or cost be fixed or determinable or reasonably collectible.

If you should have any questions, or require further information, please do not hesitate to contact the undersigned.

Very truly yours,

CANE CLARK LLP

/s/ Scott Doney
Scott P. Doney, Esq.

cc: Amerasia Khan Enterprises, Ltd.